RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on June
17, 2015. At the meeting, shareholders voted on the election of all trustees. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum.

If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the election of Trustees. A quorum was present and the proposal was approved, the details of which are as follows:



                      Votes Cast
                      in Favor            Withheld

W. Thacher Brown      7,809,190           1,388,742
Ellen D. Harvey       8,969,236             228,696
Thomas E. Spock       8,933,008             264,924
Suzanne P. Welsh      8,924,620             273,312